SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NICE-SYSTEMS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value one New Israeli Shekel per share
(Title of Class of Securities)

M7494X101
(CUSIP Number of Ordinary Shares Underlying Class of Securities)

Dafna Gruber
Corporate Vice President and Chief Financial Officer
NICE-Systems Ltd.
8 Hapnina Street
P.O.Box 690
Ra'anana 43107, Israel
Telephone: +972-9-775-3151

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Adam Klein, Esq.	Kenneth L. Henderson, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Bryan Cave LLP
2 Weizmann Street	1290 Avenue of the Americas
Tel Aviv 64239, Israel	New York, New York 10104
Telephone: +972-3-608-9947	Telephone: (212) 541-2000
Telecopy: +972 3-521-2212	Telecopy: (212) 541-4630

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Set forth below is the text of an announcement filed by NICE-Systems Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on a Current Report of Foreign Private Issuer on Form 6-K on June 16, 2009 regarding an anticipated exchange offer with respect to certain options to purchase the Company’s ordinary shares (the “Exchange Offer”) and related matters.

If the Exchange Offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC. Employees who are eligible to participate in the Exchange Offer should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Exchange Offer. Shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: NICE-Systems Ltd., 8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel, Attention: General Counsel.

Option Exchanges and Price Adjustment

        On June 15, 2009, the Board of Directors of NICE unanimously approved (i) an offer to exchange outstanding options to purchase 1,734,422 shares of NICE, (ii) an exercise price adjustment with respect to outstanding unvested options to purchase 1,053,400 shares of NICE and (iii) a privately negotiated transaction with certain executive officers for the exchange of options to purchase 265,000 shares of NICE.

        In approving these matters, the Board of Directors of NICE took into consideration the benefit of providing its executives and key employees an effective long term incentive and retention plan to support the company’s future success, while creating value to shareholders over time.

        Under a Tender Offer Statement on Schedule TO that will be filed with the SEC, NICE will offer eligible employees in Israel, Hong Kong, the United States and the United Kingdom, excluding its directors, CEO and certain other executive officers, the opportunity to tender options granted before September 1, 2008 (almost all of which have an exercise price per share above $34.00), in exchange for restricted share units (RSUs) or options (depending on the employee’s country of residence) with a per share exercise price or per share purchase price equal to the par value of NICE shares, or NIS 1.00 (approximately $0.25). The exchange will be on a one-for-three basis, meaning that eligible employees electing to participate will receive a new RSU or option with respect to one share for every three shares subject to the options tendered for exchange. The new awards will vest in 25% annual increments over a four-year period from the new grant date and will have a new six-year term. Options that are surrendered in the proposed exchange will be cancelled and the shares will not be available for new option grants, other than the options granted in this exchange offer.  The offer is expected to commence shortly and to expire on August 5, 2009. The terms and conditions of the exchange offer will be described in the Tender Offer Statement on Schedule TO, to be filed with the SEC.

        Pursuant to the Board of Directors resolution, NICE will also reduce the exercise price of options that were granted after September 1, 2008 (all of which are still unvested), having an exercise price per share of $30.25, to an exercise price per share equal to $22.53, which was the closing price of NICE’s ADSs on the Nasdaq Global Select Market on June 15, 2009.

        The Board of Directors of NICE also resolved to approve a privately negotiated transaction with certain executive officers, pursuant to which NICE will exchange options granted in 2007 having an exercise price per share ranging between $34.00 and $39.00 with new options having an exercise price per share equal to $22.53. The new options will vest in 25% annual increments over a four-year period from the new grant date and will have a new six-year term.

        The above actions are subject to the receipt of certain regulatory approvals.